Mail Stop 3561

July 18, 2008

By U.S. Mail and Facsimile

Mr. Steve Rubakh
President and Principal Financial Officer
Purchase Point Media Corporation
6950 Central Highway
Pennsauken, NJ 08109

> **Re:** **Purchase Point Media Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **File No. 000-25385**

Dear Mr. Rubakh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the Years ended December 31, 2007 and December 31, 2006, page 11

1.   Please revise your discussion to describe the acquisition and turnaround issues and clarify why these issues resulted in a decrease in sales of over 50%. Include for example, a discussion of any difficulties encountered in the manufacturing process and the decline in sales attributable to turnaround issues. Further, quantify the decrease in sales including the units sold and pricing.

2.   During the last fiscal year you disclose a significant increase in selling, general and administrative expenses and you generally identify several reasons for these changes. Please expand your discussion to quantify the impact of each reason so that an investor can better understand your results of operations and the underlying changes during the period.

Liquidity and Financial Resources, page 11

3.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to result in your liquidity decreasing or increasing significantly. Please include additional information about the quality and viability of your earnings and cash flows so that investors can ascertain the likelihood of whether past performance is indicative of future performance. See Item 303 of Regulation S-K.

4.   In addition, please provide prospective information regarding your needs for capital to the extent necessary to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely future cash requirements. In doing so, please include a discussion and analysis of your contingency plans in the event you are unable to generate profits and the impact on your liquidity if your efforts to secure additional financing for your operations and to launch the new Andretti brand are not successful.

Financial Statements

Consolidated Balance Sheets, page 15

5.   In your Form 8-K/A you reflected the spin-off of Purchase Point Media Corporation's ("PPMC") Last Word subsidiary concurrent with the

Mr. Steve Rubakh
Purchase Point Media Corporation
July 18, 2007
Page 3

recapitalization. On page 2 you disclose the planned share dividend of your
subsidiary to transfer the existing business. In this regard, it is not clear if the
balance sheet of PPMC was brought onto Power Sports Factory, Inc.'s ("PSF")
books at historical cost when the recapitalization was recorded. Please clarify if
the historical balance sheets of PSF presented in this Form 10-K include the
balance sheet of PPMC at historical cost at the time of the recapitalization.
Further, please tell us how you will record the transfer of the business.

Consolidated Statements of Operations, page 16

6.   Please illustrate to us how the weighted average number of shares was determined
for the year ended December 31, 2007. The number of shares outstanding for
January 1, 2007 to the date of the recapitalization is generally the number of
shares issued by the shell company to the operating entity. For the period from
the date of the recapitalization to the end of the fiscal year, the number of shares
to be used would be the actual number of shares of the combined entity
outstanding.

Consolidated Statements of Stockholders' Equity (Deficiency), page 17

7.   We note you accounted for the transaction between PPMC and PSF as a reverse
acquisition with PSF as the accounting acquirer of PPMC. Further, you disclose
the financial statements show a retroactive restatement of PPMC's historical
stockholders' deficiency to reflect the equivalent number of shares of common
stock issued by the subsidiary. Please clarify the following regarding the
recapitalization:
        •   advise where you have separately reflected the accounting acquisition of
            PPMC in September 2007 with the corresponding issuance of shares;
        •   show us the individual adjustments made to each equity account to record the
            reverse recapitalization including the number of common shares and the
            number of preferred shares issued prior to the reverse stock split.

Inventories, page 21

8.   We note a deposit was made under a manufacturing agreement by issuing
preferred stock valued at $250,000. Please tell us how you accounted for the
issuance of preferred stock and how you considered the issuance of the preferred
stock, if at all, in the consolidated statement of cash flows. Also, please disclose
whether the deposit is returnable in the event minimum quantities are not
purchased.

Note 6. Convertible Debt, page 13

9.   For each issuance of convertible promissory notes, including the note issued on January 4, 2008 under Subsequent Events, please disclose the difference between the conversion price and the fair value of the common stock into which the debt is convertible and the period over which the debt discount is being amortized. Reference is made to EITF 98-5.

Form 10-Q for the quarterly period ended March 31, 2008

Note 9. Stockholders' Equity, page 14

10.   Please disclose the value of the consideration received for the 35,000 Series B Convertible shares issued on January 18, 2008 and indicate if the fair value was based on services received or to be received, or the fair value of the convertible shares.   See SFAS 123R, paragraph 7.

Note 11. Commitments and Contingencies, page 15

11.   Please revise to clarify the terms, consideration and payments due under the licensing agreement with Andretti IV, LLC. We note you issued a warrant to Andretti IV, LLC to purchase 200,000 common shares following the effectiveness of the reverse split at an exercise price equal to $.01 per share. Please disclose how you are accounting for the warrant issued and the impact on the financial statements. Further, please clarify if the warrant was issued as additional consideration for the exclusive licensing agreement and the amount of the license fee over the two year term. Also, if the $250,000 payment is the minimum annual guarantee, clarify that fact or describe the nature of the payment.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding these comments, or in her absence, the undersigned at (202) 551-3720.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant